SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 21, 2009

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        21 January 2009
Number        01/09

CHANGES TO BHP BILLITON’S NICKEL BUSINESS

BHP Billiton today announced that it will immediately commence the safe ramp down and indefinite suspension of the Ravensthorpe Nickel Operation (Australia).

As a consequence, Yabulu (Australia) will cease processing mixed nickel cobalt hydroxide product from Ravensthorpe and will revert to processing ore only. The Group plans to complete a future options study for Yabulu during the first half of calendar year 2009.

The decisions announced today are largely the result of the diminished prospects for profitability of Ravensthorpe and Yabulu in the current environment, significant and continuing deterioration in the outlook for the nickel market, and the projected level of capital expenditure required in order to achieve and sustain projected production volumes at Ravensthorpe. As a result, the total workforce at these operations and associated Perth-based functional areas will be reduced by approximately 800 employees and 1,000 contractors by June 2009.

In addition, the rate of mining at the Mount Keith (Australia) operation will be reduced in order to preserve its economic viability. The overall rate of concentrate production at Mount Keith will remain largely unchanged. Improved processing technology will enable the operation to source and process more ore from existing stockpiles. The Mount Keith workforce will be reduced by approximately 100 employees and 200 contractors by end February 2009.

All affected employees will be supported through the implementation of these changes and BHP Billiton will work with suppliers, customers and the local communities to minimise the impact of these decisions.
Stainless Steel Materials President, Jimmy Wilson, said:

"We fully understand the impact that today’s announcement has on our employees, contractors and their families. These decisions are never easy but are the consequence of our long held practice of continually reviewing all of our operations to ensure that they are competitive. We will continue our usual practice of maximising internal re-deployment opportunities and, where these are not possible, will provide full entitlements and support services to employees and their families, including outplacement services.

"We also recognise that the local communities will have concerns about how this will impact them. We will honour any agreements we have made and continue to keep the communities updated throughout this process."

These decisions also require a downward revision to the carrying values of the Ravensthorpe and Yabulu operations. Accordingly, an additional pre-tax impairment charge of approximately US$1.2 billion will be reflected in the Group’s results for the half year ended 31 December 2008. It is also likely that an estimated pre-tax charge of approximately US$400 million will be recognised in the second half of the 2009 financial year. These two charges will be recognised as exceptional items.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations
Tel: +61 3 9609 2812 Mobile: +61 428 599 190
Email: Peter.Ogden@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
Email: Kelly.Quirke@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdo
Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : January 21, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary